November 17, 2023 NewtekOne, Inc., 4800 T Rex Avenue Boca Raton, FL 33431 Ladies and Gentlemen: In connection with the registration under the Securities Act of 1933, as amended (the “Act”) of up to 3,000,000 shares of the common stock, par value $0.02 per share (the “Securities”) of NewtekOne, Inc., a Maryland corporation (the “Company”), I, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is my opinion that the Securities have been duly authorized, and when the Securities have been duly issued and sold as contemplated by the Equity Distribution Agreement, by and among the Company, Keefe, Bruyette & Woods, Inc., B. Riley Securities, Inc., Compass Point Research & Trading, LLC, Ladenburg Thalmann & Co. Inc., Raymond James & Associates, Inc. and UBS Securities LLC, the Securities will be validly issued, fully paid and nonassessable. In rendering the foregoing opinion, I am not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities. The foregoing opinion is limited to the Federal laws of the United States and General Corporation Law of the State of Maryland, and I am expressing no opinion as to the effect of the laws of any other jurisdiction. I have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible. I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to me under the heading “Legal Matters” in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act. Very truly yours, /s/ ROBERT FRALEY